

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Michael Larsen
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview IL 60025

      Re: Illinois Tool Works, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed February 12, 2021
          Form 10-Q/A for the Quarterly Period Ended June 30, 2021
          Filed August 6, 2021
          Form 8-K filed July 30, 2021
          File No. 001-04797

Dear Mr. Larsen:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 22

1.   In connection with your year-over-year discussion of Free cash flow on pages 23-24, please present with equal or greater prominence, the most directly comparable liquidity measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended June 30, 2021

After-tax Return on Average Invested Capital, page 27

2. Please make clear what measures you deem as GAAP versus non-GAAP and provide the appropriate captions. Please reconcile the non-GAAP measure(s) to the most directly comparable financial measure(s) calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Additionally, please disclose how you derived "Average invested capital" and "After-tax return on average invested capital." It appears that After-tax return is based on an annualized amount (i.e., TTM or similar).

Form 8-K filed July 30, 2021

Exhibit 99.1
GAAP to Non-GAAP Reconciliation (Unaudited)
Free Cash Flow (Unaudited), page 7

3. We note your presentation of Free cash flow to net income conversion rate. Please present with equal or greater prominence, the most directly comparable financial ratio calculated and presented in accordance with GAAP. Further disclose the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors. Refer to Item 10(e)(1)(i)(A) and (C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology